                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A-6
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (Amendment No. 6)

                       Gyrodyne Company of America, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   403820103
                         ------------------------------
                                 (CUSIP number)

                   Robert T. Needham, K Capital Partners, LLC
                                 75 Park Plaza
                          Boston, Massachusetts 02116
                                 (617) 646-7700
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 July 24, 2001
                         ------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 (Page 1 of 13)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------                                    ------------------
  CUSIP NO. 403820103                       13D               PAGE 2 OF 13 PAGES
--------------------------                                    ------------------


--------------------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K Capital Partners, LLC

--------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------

3.         SEC USE ONLY

--------------------------------------------------------------------------------

4.         SOURCE OF FUNDS*

           AF

--------------------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------

     NUMBER OF SHARES        7.       SOLE VOTING POWER         209,350
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             ---------------------------------------------------

                             8.       SHARED VOTING POWER             0

                             ---------------------------------------------------

                             9.       SOLE DISPOSITIVE POWER    209,350

                             ---------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER        0

                             ---------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           209,350

--------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

--------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.72%

--------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                    ------------------
  CUSIP NO. 403820103                       13D               PAGE 3 OF 13 PAGES
--------------------------                                    ------------------


--------------------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

--------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------

3.         SEC USE ONLY

--------------------------------------------------------------------------------

4.         SOURCE OF FUNDS*

           WC

--------------------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands

--------------------------------------------------------------------------------

     NUMBER OF SHARES        7.       SOLE VOTING POWER          27,781
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             ---------------------------------------------------

                             8.       SHARED VOTING POWER             0

                             ---------------------------------------------------

                             9.       SOLE DISPOSITIVE POWER     27,781

                             ---------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER        0

                             ---------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,781

--------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

--------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.484%

--------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                    ------------------
  CUSIP NO. 403820103                       13D               PAGE 4 OF 13 PAGES
--------------------------                                    ------------------


--------------------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K Capital Offshore Master Fund (U.S. Dollar), L.P.

--------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------

3.         SEC USE ONLY

--------------------------------------------------------------------------------

4.         SOURCE OF FUNDS*

           WC

--------------------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands

--------------------------------------------------------------------------------

     NUMBER OF SHARES        7.       SOLE VOTING POWER         181,569
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             ---------------------------------------------------

                             8.       SHARED VOTING POWER             0

                             ---------------------------------------------------

                             9.       SOLE DISPOSITIVE POWER    181,569

                             ---------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER        0

                             ---------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           181,569

--------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

--------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.236%

--------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                    ------------------
  CUSIP NO. 403820103                       13D               PAGE 5 OF 13 PAGES
--------------------------                                    ------------------


--------------------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Harwich Capital Partners, LLC

--------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------

3.         SEC USE ONLY

--------------------------------------------------------------------------------

4.         SOURCE OF FUNDS*

           AF

--------------------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------

     NUMBER OF SHARES        7.       SOLE VOTING POWER         209,350
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             ---------------------------------------------------

                             8.       SHARED VOTING POWER             0

                             ---------------------------------------------------

                             9.       SOLE DISPOSITIVE POWER    209,350

                             ---------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER        0

                             ---------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           209,350

--------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

--------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.72%

--------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                    ------------------
  CUSIP NO. 403820103                       13D               PAGE 6 OF 13 PAGES
--------------------------                                    ------------------


--------------------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Thomas Knott

--------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------

3.         SEC USE ONLY

--------------------------------------------------------------------------------

4.         SOURCE OF FUNDS*

           AF

--------------------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S. Citizen

--------------------------------------------------------------------------------

     NUMBER OF SHARES        7.       SOLE VOTING POWER         209,350
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             ---------------------------------------------------

                             8.       SHARED VOTING POWER             0

                             ---------------------------------------------------

                             9.       SOLE DISPOSITIVE POWER    209,350

                             ---------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER        0

                             ---------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           209,350

--------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

--------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.72%

--------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                    ------------------
  CUSIP NO. 403820103                       13D               PAGE 7 OF 13 PAGES
--------------------------                                    ------------------


--------------------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Abner Kurtin

--------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------

3.         SEC USE ONLY

--------------------------------------------------------------------------------

4.         SOURCE OF FUNDS*

           AF

--------------------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S. Citizen

--------------------------------------------------------------------------------

     NUMBER OF SHARES        7.       SOLE VOTING POWER         209,350
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             ---------------------------------------------------

                             8.       SHARED VOTING POWER             0

                             ---------------------------------------------------

                             9.       SOLE DISPOSITIVE POWER    209,350

                             ---------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER        0

                             ---------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           209,350

--------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

--------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.72%

--------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                    ------------------
  CUSIP NO. 403820103                       13D               PAGE 8 OF 13 PAGES
--------------------------                                    ------------------


         This Amendment No. 6 ("Amendment No. 6") amends and supplements the Report on Schedule 13D, filed on June 14, 1999, as amended by Amendment No. 1 filed on August 13, 1999, Amendment No. 2 filed on November 5, 1999, Amendment No. 3 filed on December 2, 1999, Amendment No. 4 filed on January 21, 2000, and Amendment No. 5 filed on July 13, 2001 (collectively, the "Schedule 13D"). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 1.         SECURITY AND ISSUER.

       This Report on Schedule 13D relates to shares of common stock, par value $1.00 per share (the "Shares") of Gyrodyne Company of America, Inc. (the "Company"), whose principal executive offices are located at 17 Flowerfield Street, Suite 15, St. James, New York 11780.

         This filing of Amendment No. 6 is not, and should not be deemed to be, an admission that the Schedule 13D or that any amendment thereto is required to be filed.

ITEM 2.         IDENTITY AND BACKGROUND.

         (a), (b) and (c)   This Report is filed by Special K Capital Offshore
Master Fund (U.S. Dollar), L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, the "Partnership"), K Capital Partners, LLC, Harwich Capital Partners, LLC, Thomas Knott and Abner Kurtin.

       Special K Capital Offshore Master Fund (U.S. Dollar), L.P. and K Capital Offshore Master Fund (U.S. Dollar), L.P. are each limited partnerships organized in the Cayman Islands with a registered address at the offices of Walkers Attorneys at Law, Walker House, P.O. Box 265, Georgetown, Grand Cayman, Cayman Islands; K Capital Partners, LLC is a Delaware limited liability company and the sole general partner of the Partnership (the "General Partner") having its principal place of business and executive offices at 75 Park Plaza, Boston, Massachusetts 02116; Harwich Capital Partners, LLC is a Delaware limited liability company and the Managing Member of the General Partner having its principal place of business at c/o K Capital Partners, LLC, 75 Park Plaza, Boston, Massachusetts 02116; and Thomas Knott and Abner Kurtin are each the Managing Members of Harwich Capital Partners, LLC, having their principal places of business at c/o K Capital Partners, LLC, 75 Park Plaza, Boston, Massachusetts 02116 (collectively, the "Reporting Persons"). The principal business of each Reporting Person is to administer, promote, manage and advise private investment pools and any business related thereto or useful in connection therewith.

       (d) and (e) During the past five years or since their inception, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. Knott and Mr. Kurtin are United States citizens.

--------------------------                                    ------------------
  CUSIP NO. 403820103                       13D               PAGE 9 OF 13 PAGES
--------------------------                                    ------------------


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The source of funds for the transactions described in Item 5(c) were assets of the Partnership and certain other managed accounts.

ITEM 4.         PURPOSE OF TRANSACTIONS.

         The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

         On July 24, 2001, the Company responded to the Letter of Interest and indicated that it was prepared to have further discussions on the Reporting Persons' proposal but believed that, in its current form, the proposal was unacceptable. The Reporting Persons are currently continuing discussions with the Board of Directors of the Company regarding their expressed concerns about the proposal, though the Reporting Persons continue to believe that their proposal represents the alternative with the best likelihood of maximizing the shareholders' value.

         Depending upon, among other things, current and anticipated future trading prices for the Company's equity, the financial condition, results of operations and prospects of the Company and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible alternative strategies for enhancing the value of their investment in the Company, including, among other things: (i) acquiring additional securities of the Company in the open market, in privately negotiated transactions or otherwise; (ii) proposing or seeking to effect an extraordinary corporate transaction involving the Company other than the Transaction; or (iii) proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a) - (j) of Schedule 13D. In light of the preliminary nature of the Letter of Interest and the considerations noted above, there can be no assurance that the Reporting Persons will continue to pursue the Transaction or that the Transaction or any similar transaction will be acceptable to the Company or as to the terms of any transaction that may be entered into among the Company, the Reporting Persons or any of their respective affiliates. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Company, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

       Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

--------------------------                                   -------------------
  CUSIP NO. 403820103                       13D              PAGE 10 OF 13 PAGES
--------------------------                                   -------------------


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of July 24, 2001, the Reporting Persons may be deemed to beneficially own 209,350 Shares of the Company. Based upon there being 1,118,311 Shares outstanding, the Shares which the Reporting Persons may be deemed to beneficially own represents approximately 18.72% of the outstanding Shares of the Company.

         (b) In accordance with the Agreement of Limited Partnership, the General Partner has the sole power to vote and the sole power to dispose of the Shares of the Company held by the Partnership.

         (c) The Reporting Persons have made the following purchases of Shares.

           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

----------------------------------------------------------------------------------------
Transaction Date       # of Shares       Price Per Share    Aggregate Purchase Price
----------------------------------------------------------------------------------------
    07/16/01                  686             $17.153               $11,766.96
----------------------------------------------------------------------------------------
    07/17/01                  133             $18.00                 $2,394.00
----------------------------------------------------------------------------------------
    07/24/01               20,046             $19.025              $381,375.15
----------------------------------------------------------------------------------------
    07/25/01                  916             $18.50                $16,946.00
----------------------------------------------------------------------------------------

               K Capital Offshore Master Fund (U.S. Dollar), L.P.

----------------------------------------------------------------------------------------
Transaction Date     # of Shares        Price Per Share     Aggregate Purchase Price
----------------------------------------------------------------------------------------
    07/16/01            4,114              $17.153                $70,567.44
----------------------------------------------------------------------------------------
    07/17/01              867              $18.00                 $15,606.00
----------------------------------------------------------------------------------------
    07/24/01           34,054              $19.025               $647,877.35
----------------------------------------------------------------------------------------
    07/25/01            5,984              $18.50                $110,704.00
----------------------------------------------------------------------------------------

         All transactions were made in the open market on Nasdaq National
Market.

         (d) Each Partnership is a limited partnership. Each member of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents.

         (e) Not applicable.

         The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

--------------------------                                   -------------------
  CUSIP NO. 403820103                       13D              PAGE 11 OF 13 PAGES
--------------------------                                   -------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Except as reported in previous filings and as otherwise set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

       None.

--------------------------                                   -------------------
  CUSIP NO. 403820103                       13D              PAGE 12 OF 13 PAGES
--------------------------                                   -------------------


                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

       EXECUTED as a sealed instrument this 25th day of July, 2001.

                           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

                           By:      /s/ Robert T. Needham
                                    ----------------------
                                    K Capital Partners, LLC, General Partner
                                    By: Harwich Capital Partners, LLC, its
                                    Managing Member
                                    By: Robert T. Needham, its Chief
                                    Administrative Officer

                           K Capital Offshore Master Fund (U.S. Dollar), L.P.

                           By:      /s/ Robert T. Needham
                                    ----------------------
                                    K Capital Partners, LLC, General Partner
                                    By: Harwich Capital Partners, LLC, its
                                    Managing Member
                                    By: Robert T. Needham, its Chief
                                    Administrative Officer

                           K Capital Partners, LLC

                           By:      /s/ Robert T. Needham
                                    ----------------------
                                    Harwich Capital Partners, LLC, its Managing
                                    Member
                                    By: Robert T. Needham, its Chief
                                    Administrative Officer

                           Harwich Capital Partners, LLC

                           By:      /s/ Robert T. Needham
                                    ----------------------
                                    Robert T. Needham, its Chief
                                    Administrative Officer

--------------------------                                   -------------------
  CUSIP NO. 403820103                       13D              PAGE 13 OF 13 PAGES
--------------------------                                   -------------------




                                     /s/ Thomas Knott
                                     ---------------------
                                     Thomas Knott

                                     /s/ Abner Kurtin
                                     ---------------------
                                     Abner Kurtin